Exhibit 21.1

SUBSIDIARIES OF INFINITY RESOURCES HOLDINGS CORP.

Name	State of Organization	Parent
Earth911, Inc.	Delaware	Infinity Resources Holdings Corp.
Youchange, Inc.	Arizona	Infinity Resources Holdings Corp.
Global Alerts, LLC	Delaware	Earth911, Inc.**
Sustainable Resources Management, LLC	Delaware	Earth911, Inc.**
Clean Up.org, Inc.	Delaware	Earth911, Inc.**
Quest Resource Management Group, LLC	Delaware	Earth911, Inc.*

*	Earth911, Inc. currently owns only 50% of Quest Resource Management Group, LLC.
**	Inactive.